(2)

RESTATED
INTERIM REPORT

For the six months ended
June 30, 2006

CONSOLIDATED BALANCE SHEETS
as at June 30, 2006 and December 31, 2005
(unaudited - US$ millions)

	2006	2005
		Restated
Assets Cash, short term investments and marketable securities	506.8	559.0
Accounts receivable and other	2,054.5	2,380.4
Recoverable from reinsurers (including recoverables on paid losses - $555.2; 2005 - $535.3)	7,158.9	7,655.7
	9,720.2	10,595.1
Portfolio investments Subsidiary cash and short term investments (market value - $6,349.8; 2005 - $4,526.3)	6,349.8	4,526.3
Bonds (market value - $7,436.7; 2005 - $8,038.4)	7,926.9	8,127.4
Preferred stocks (market value - $17.3; 2005 - $16.6)	16.6	15.8
Common stocks (market value - $2,066.0; 2005 - $2,530.7)	1,905.6	2,097.4
Investments in Hub, Zenith National and Advent (market value - $366.9; 2005 - $439.1)	262.9	226.6
Real estate (market value - $18.2; 2005 - $18.0)	17.4	17.2
Total (market value - $16,254.9; 2005 - $15,569.1)	16,479.2	15,010.7
Deferred premium acquisition costs	392.1	385.1
Future income taxes	802.1	1,118.8
Premises and equipment	89.7	95.7
Goodwill	239.8	228.4
Other assets	107.2	108.2
	27,830.3	27,542.0
Liabilities Cunningham Lindsey indebtedness	74.0	63.9
Accounts payable and accrued liabilities	1,146.5	1,167.3
Securities sold but not yet purchased	697.3	700.3
Funds withheld payable to reinsurers	1,014.5	1,054.4
	2,932.3	2,985.9
Provision for claims	16,020.8	16,235.1
Unearned premiums	2,448.0	2,446.3
Long term debt - holding company borrowings	1,293.9	1,365.3
Long term debt - subsidiary company borrowings	957.1	869.3
Purchase consideration payable	181.3	192.1
Trust preferred securities of subsidiaries	47.4	52.4
	20,948.5	21,160.5
Non-controlling interests	869.8	751.4
Shareholders’ Equity Common stock	2,071.9	2,079.6
Other paid in capital	57.9	59.4
Treasury stock, at cost	(17.2)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	802.4	405.6
Currency translation account	28.1	(19.7)
	3,079.7	2,644.2
	27,830.3	27,542.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the six months ended June 30, 2006 and 2005
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2006	2005	2006	2005
		Restated	Note 2	Restated
Revenue Gross premiums written	1,454.7	1,353.7	2,770.5	2,700.4
Net premiums written	1,250.4	1,157.2	2,382.0	2,318.9
Net premiums earned	1,222.2	1,179.6	2,407.9	2,322.6
Interest and dividends	190.6	128.8	339.8	235.9
Realized gains on investments	434.8	117.9	724.4	259.2
Claims fees	88.0	86.9	178.0	175.6
	1,935.6	1,513.2	3,650.1	2,993.3
Expenses Losses on claims	920.3	938.1	1,719.6	1,808.0
Operating expenses	261.5	255.1	522.5	511.6
Commissions, net	201.0	188.4	409.9	370.4
Interest expense	52.8	46.8	105.0	96.5
	1,435.6	1,428.4	2,757.0	2,786.5
Earnings from operations before income taxes	500.0	84.8	893.1	206.8
Provision for income taxes	212.6	33.3	357.6	78.4
Net earnings before non-controlling interests	287.4	51.5	535.5	128.4
Non-controlling interests	(58.2)	(28.6)	(107.9)	(58.3)
Net earnings	229.2	22.9	427.6	70.1
Net earnings per share	$12.73	$1.29	$23.72	$4.08
Net earnings per diluted share	$12.14	$1.29	$22.65	$4.05
Cash dividends paid per share	$-	$—	$1.40	$1.40
Shares outstanding (000) (weighted average)	17,775	16,011	17,787	16,011

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the six months ended June 30, 2006 and 2005
(unaudited - US$ millions)

	2006	2005
		Restated
Common stock - Subordinate voting shares - beginning of period	2,075.8	1,783.1
Purchases during the period	(7.7)	-
Subordinate voting shares - end of period	2,068.1	1,783.1
Multiple voting shares - beginning and end of period	3.8	3.8
Common stock	2,071.9	1,786.9
Other paid in capital - beginning of period	59.4	59.4
Purchase of convertible senior debenture	(1.5)	—
Other paid in capital - end of period	57.9	59.4
Treasury stock (at cost) - beginning of period	(17.3)	(17.4)
Purchases during the period	-	-
Reissuances during the period	0.1	0.4
Treasury stock - end of period	(17.2)	(17.0)
Preferred stock - Series A - beginning and end of period	51.2	51.2
Series B - beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings - beginning of period as previously reported	531.4	1,061.9
Restatement adjustments	(125.8)	(199.6)
Retained earnings - beginning of period, as restated	405.6	862.3
Net earnings for the period	427.6	70.1
Common share dividends	(25.1)	-
Preferred share dividends	(5.7)	(4.7)
Retained earnings - end of period	802.4	927.7
Currency translation account - beginning of period	(19.7)	(26.1)
Foreign exchange impact from foreign denominated net assets	47.8	(15.9)
Currency translation account - end of period	28.1	(42.0)
Total shareholders’ equity	3,079.7	2,851.6
Number of shares outstanding Common stock - Subordinate voting shares - beginning of period	17,056,856	15,260,625
Net treasury shares reissued	300	2,613
Purchases	(67,800)	-
Subordinate voting shares - end of period	16,989,356	15,263,238
Multiple voting shares - beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding - end of period	17,738,126	16,012,008
Preferred stock - Series A - beginning and end of period	3,000,000	3,000,000
Series B - beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2006 and 2005
(unaudited - US$ millions)

	Second quarter		First six months
	2006	2005	2006	2005
		Restated	Note 2	Restated
Operating activities Net earnings before non-controlling interests	287.4	51.5	535.5	128.4
Amortization	6.2	6.2	10.5	14.5
Future income taxes	223.2	(13.7)	336.7	10.6
Gains on investments	(434.8)	(117.9)	(724.4)	(259.2)
	82.0	(73.9)	158.3	(105.7)
Increase (decrease) in cash from:
Provision for claims	(193.8)	(194.9)	(325.1)	(372.7)
Unearned premiums	37.4	(2.6)	(38.8)	(19.3)
Accounts receivable and other	(154.7)	167.4	354.8	289.1
Recoverable from reinsurers	401.4	664.1	562.1	828.3
Funds withheld payable to reinsurers	(53.0)	11.7	(46.6)	22.2
Accounts payable and accrued liabilities	33.4	(131.4)	(49.1)	(156.9)
Other	(10.3)	(16.5)	(24.6)	(3.5)
Cash provided by operating activities	142.4	423.9	591.0	481.5
Investing activities Investments - purchases	(541.1)	(3,119.5)	(1,437.4)	(4,563.9)
- sales	1,505.0	3,026.4	2,434.4	4,019.4
Sale (purchase) of marketable securities	56.7	(1.0)	114.0	(130.2)
Sale of Zenith National shares	-	—	193.8	—
Purchase of Advent shares	-	(34.1)	(24.0)	(34.1)
Purchase of capital assets	(3.8)	(6.6)	(5.3)	(10.7)
Purchase of Corifrance, net of cash acquired	-	(59.8)	-	(52.0)
Cash provided by (used in) investing activities	1,016.8	(194.6)	1,275.5	(771.5)
Financing activities Subordinate voting shares repurchased	(5.1)	—	(7.7)	—
Long term debt - repayment	(34.8)	(59.5)	(95.4)	(67.4)
Long term debt - issuances	-	125.0	100.0	125.0
Trust preferred securities of subsidiaries - repayment	(4.1)	—	(4.1)	—
Purchase consideration payable	(15.7)	(5.0)	(20.8)	(10.1)
Cunningham Lindsey indebtedness	6.3	0.5	10.1	(0.5)
Common share dividends	-	—	(25.1)	(22.5)
Preferred share dividends	(3.0)	(2.3)	(5.7)	(4.7)
Cash provided by (used in) financing activities	(56.4)	58.7	(48.7)	19.8
Foreign currency translation	29.7	(5.6)	30.5	(10.1)
Increase (decrease) in cash resources	1,132.5	282.4	1,848.3	(280.3)
Cash resources - beginning of period	5,306.2	3,867.0	4,590.4	4,429.7
Cash resources - end of period	6,438.7	4,149.4	6,438.7	4,149.4

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $253.4 at June 30, 2006 ($216.4 at December 31, 2005, $214.7 at June 30, 2005 and $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes.

Notes to Consolidated Financial Statements
for the six months ended June 30, 2006 and 2005
(unaudited - in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s restated consolidated financial statements for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s restated consolidated financial statements for the year ended December 31, 2005, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2. Restatement of Financial Results

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended March 31, 2006 and 2005. These unaudited consolidated financial statements reflect the restatement of the unaudited consolidated financial statements for the six months ended June 30, 2005 and the three months ended June 30, 2005. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the “Swiss Re Cover”). That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at that prior time, are reflected in the company’s consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements.

The total cumulative impact of the restatement through March 31, 2006 is to decrease shareholders’ equity by $235.3. The $235.3 total cumulative impact on shareholders’ equity comprises a decrease in the currency translation account (the “CTA”) in the amount of $123.7, a decrease in retained earnings in the amount of $99.5, a decrease in share capital (by way of an increase in treasury stock) of $17.2, and an increase in common stock of $5.1. Of the $99.5 after-tax cumulative decrease in retained earnings, the net effect of the restatement on earnings for each period is to increase net earnings for the three months ended March 31, 2006 by $26.3, increase net earnings for the six months ended June 30, 2005 by $29.9, and increase net earnings for the three months ended June 30, 2005 by $17.9.

The corrections affecting the three months ended March 31, 2006, the six months ended June 30, 2005 and the three months ended June 30, 2005, net of non-controlling interests and tax effects as applicable, relate to:

    Insurance/Reinsurance Operations and Investments

(i)    Adjustments related to the recording by the company of the restatement of the OdysseyRe consolidated financial statements as at and for the years ended December 31, 2000 through 2005 to correct for accounting errors associated with reinsurance contracts entered into by OdysseyRe between 1998 and 2004. OdysseyRe restated its financial results following a re-evaluation of the accounting considerations previously applied to those transactions. The contracts were restated to correct the application of EITF 93-6 and account for the treatment of deferred ceding commissions to be received by the company. The restatement had no cumulative effect on shareholders’ equity as at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.8, decreasing net earnings for the six months ended June 30, 2005 by $1.4, and decreasing net earnings for the three months ended June 30, 2005 by $0.3.

(ii)   Adjustments required to correct the accounting for the company’s investment in Zenith National Insurance Corp. (“Zenith National”), which was incorrectly accounted for using the cost basis of accounting during the period 1999 to 2001. At that time, the company had the ability to exercise significant influence over Zenith National from an accounting perspective. The accounting for Zenith National was restated to record the company’s share of Zenith National net losses during the period 1999 to 2001 under the equity method of accounting and to record the increase in the realized gains on sales of this investment in 2006. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 or on the net earnings for the three and six months ended June 30, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $11.6.

    Consolidation Accounting

(iii)  Bookkeeping errors in the accounting for various intercompany transactions, including incorrect eliminations of gains and losses on intercompany purchases and sales of portfolio investments, write-offs of unreconciled intercompany balances, incorrect elimination of intercompany advances, and related foreign currency accounting. The errors resulted in an unsupported net asset having been recorded in the consolidated financial statements of the company. The corrections resulted in a $157.7 cumulative decrease in shareholders’ equity as at March 31, 2006 and June 30, 2005 and a cumulative net charge to the CTA of $159.0 as at March 31, 2006 and June 30, 2005, a $1.3 cumulative increase in retained earnings as at March 31, 2006 and June 30, 2005, no effect on the net earnings for the three months ended March 31, 2006, and the net effect of increasing the net earnings for the three months and the six months ended June 30, 2005 by $8.5.

(iv)  Errors in recording realized foreign currency gains and losses of a subsidiary during the period 2000 to 2005. The amounts were recorded in accounts payable rather than in earnings. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 or on net earnings for the three months ended March 31, 2006, and had the net effect of increasing net earnings for the six months ended June 30, 2005 by $15.0, and increasing net earnings for the three months ended June 30, 2005 by $5.5. These corrections occurred in a lower tax rate jurisdiction and resulted in the recognition of an income tax expense of $2.9 for the six months ended June 30, 2005 and an income tax expense of $1.5 for the three months ended June 30, 2005.

(v)   Certain losses related to an intercompany dispute that were not recorded in the consolidated financial statements. The corrections resulted in a $13.5 after-tax cumulative decrease in shareholders’ equity as at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.9, and decreasing net earnings for the three and six months ended June 30, 2005 by $5.0.

(vi)  Errors in the accounting for fair value adjustments to portfolio investments in the purchase equations for certain acquisitions. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 or on the net earnings for the three months ended March 31, 2006 and the three months ended June 30, 2005, and had the net effect of increasing net earnings for the six months ended June 30, 2005 by $9.8.

  (vii)   The treatment of losses on foreign exchange contracts that hedged the 1999 acquisition funding for TIG. The losses were incorrectly recorded as a charge to the CTA. The correction resulted in the revision of the purchase equation and the recording of goodwill associated with the Odyssey America Re subsidiary and a credit to the CTA in the amount of $23.8. The related $17.6 unamortized goodwill balance and the $6.2 cumulative decrease in retained earnings were reflected in the consolidated balance sheets as at March 31, 2006 and June 30, 2005.

  Accounting for Income Taxes

The aggregate income tax effects of the corrections and adjustments described herein, excluding the effects of items (viii) and (ix), resulted in a $3.5 cumulative increase in shareholders’ equity at March 31, 2006, and had the net effect of decreasing the net earnings for the three months ended March 31, 2006 by $12.5, decreasing the net earnings for the six months ended June 30, 2005 by $7.7, and decreasing the net earnings for the three months ended June 30, 2005 by $3.4.

     (viii)   Correction of an income tax expense recorded in the first quarter of 2006 related to a 2003 financial restructuring of a subsidiary. The correction had no cumulative effect on shareholders’ equity as at March 31, 2006 and resulted in a $9.3 decrease in shareholders’ equity as at June 30, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $9.3.

(ix)  Errors in calculating income tax provisions, which had no cumulative impact on shareholders’ equity at March 31, 2006, and had the net effect of decreasing net earnings for the three months ended March 31, 2006 by $4.0, increasing net earnings for the six months ended June 30, 2005 by $3.0, and increasing net earnings for the three months ended June 30, 2005 by $4.6.

 Other

 (x)  Recording the balance sheet reclassification of common shares owned by the company as an increase in treasury stock rather than as an increase in other assets. The correction resulted in a $17.2 increase in treasury stock and a corresponding $17.2 decrease in shareholders’ equity as at March 31, 2006, and a $17.0 increase in treasury stock and a corresponding $17.0 decrease in shareholders’ equity as at June 30, 2005.

 (xi)  Other unrelated adjustments of an immaterial nature individually that were either timing differences in the recording of amounts or corrections. The adjustments resulted in an aggregate $0.3 decrease in shareholders’ equity as at March 31, 2006.

The previously reported, restatement adjustment and restated amounts for those accounts affected by this restatement in the consolidated statements of earnings for the three months ended March 31, 2006, the six months ended June 30, 2005, and the three months ended June 30, 2005 and on the consolidated balance sheets as at March 31, 2006 and June 30, 2005 are as follows. The accounts primarily affected by the adjustments above have been footnoted. Refer to note 9 for the impact of the restatement on the US GAAP reconciliation.

As at March 31, 2006	Previously Reported	Restatement Adjustments			Restated
Consolidated Balance Sheet Data Assets Portfolio investments - strategic investments	196.8	(1.8)	(ii	)	195.0
Future income taxes	1,027.5	(22.6)	(i)(viii	)	1,004.9
Goodwill	212.2	17.6	(vii	)	229.8
Other assets	104.7	3.8	(x	)	108.5
Total assets	27,529.2	(3.0)			27,526.2
Liabilities Accounts payable and accrued liabilities	1,004.2	21.2	(iii	)	1,025.4
Provision for claims	15,895.4	211.3	(i)(v	)	16,106.7
Non-controlling interests	796.8	(0.2)	(i	)	796.6
Shareholders’ equity Common stock	2,071.9	5.1			2,077.0
Treasury stock, at cost	—	(17.2)	(x	)	(17.2)
Retained earnings as at January 1, 2006	531.4	(125.8)			405.6
Retained earnings as at March 31, 2006	675.7	(99.5)			576.2
Currency translation account	109.8	(123.7)	(iii	)	(13.9)
Total shareholders’ equity as at March 31, 2006	3,053.4	(235.3)			2,818.1

Three months ended March 31, 2006	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	1,315.8	—			1,315.8
Net premiums written	1,131.6	—			1,131.6
Net premiums earned	1,168.4	17.3	(i	)	1,185.7
Interest and dividends	149.2	—			149.2
Realized gains on investments	268.0	21.6	(ii)(iii)(iv	)	289.6
Claims fees	90.0	—			90.0
	1,675.6	38.9			1,714.5
Expenses Losses on claims	793.8	5.5	(i)(v	)	799.3
Operating expenses	263.5	(2.5)	(i	)	261.0
Commissions, net	208.9	—			208.9
Interest expense	52.0	0.2			52.2
	1,318.2	3.2			1,321.4
Earnings from operations before income taxes	357.4	35.7			393.1
Provision for income taxes	137.9	7.1	(viii	)	145.0
Net earnings before non-controlling interests	219.5	28.6			248.1
Non-controlling interests	(47.4)	(2.3)			(49.7)
Net earnings	172.1	26.3			198.4
Net earnings per share	$9.47	$1.48			$10.99
Net earnings per diluted share	$9.10	$1.40			$10.51

As at June 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Balance Sheet Data Assets Recoverable from reinsurers	7,311.5	7.0			7,318.5
Portfolio investments - strategic investments	348.2	(29.2)	(ii	)	319.0
Deferred premium acquisition costs	378.6	(6.2)			372.4
Future income taxes	955.9	(26.3)	(i)(viii	)	929.6
Premises and equipment	95.4	1.1			96.5
Goodwill	216.2	17.6	(vii	)	233.8
Other assets	116.4	4.4	(x	)	120.8
Total assets	26,058.8	(31.6)			26,027.2
Liabilities Accounts payable and accrued liabilities	995.5	81.0	(iii)(vi	)	1,076.5
Provision for claims	14,618.2	186.5	(i)(v	)	14,804.7
Unearned premiums	2,346.2	15.8			2,362.0
Non-controlling interests	640.3	(2.3)			638.0
Shareholders’ equity Common stock	1,781.8	5.1			1,786.9
Treasury stock, at cost	—	(17.0)	(x	)	(17.0)
Retained earnings as at January 1, 2005	1,061.9	(199.6)			862.3
Retained earnings as at June 30, 2005	1,074.9	(147.2)			927.7
Currency translation account	111.5	(153.5)	(iii	)	(42.0)
Total shareholders’ equity as at June 30, 2005	3,164.2	(312.6)			2,851.6

Six months ended June 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	2,708.7	(8.3)			2,700.4
Net premiums written	2,325.2	(6.3)			2,318.9
Net premiums earned	2,332.3	(9.7)	(i	)	2,322.6
Interest and dividends	235.9	—			235.9
Realized gains on investments	231.3	27.9	(iii)(iv)(vi	)	259.2
Claims fees	175.6	—			175.6
	2,975.1	18.2			2,993.3
Expenses Losses on claims	1,818.1	(10.1)	(i)(iv)(v	)	1,808.0
Operating expenses	516.1	(4.5)	(i	)	511.6
Commissions, net	370.4	—			370.4
Interest expense	97.9	(1.4)			96.5
	2,802.5	(16.0)			2,786.5
Earnings from operations before income taxes	172.6	34.2			206.8
Provision for income taxes	73.7	4.7	(viii	)	78.4
Net earnings before non-controlling interests	98.9	29.5			128.4
Non-controlling interests	(58.7)	0.4			(58.3)
Net earnings	40.2	29.9			70.1
Net earnings per share	$2.20	$1.87			$4.08
Net earnings per diluted share	$2.20	$1.76			$4.05

Three months ended June 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	1,353.9	(0.2)			1,353.7
Net premiums written	1,157.5	(0.3)			1,157.2
Net premiums earned	1,185.2	(5.6)	(i	)	1,179.6
Interest and dividends	128.8	—			128.8
Realized gains on investments	99.9	18.0	(iii)(iv	)	117.9
Claims fees	86.9	—			86.9
	1,500.8	12.4			1,513.2
Expenses Losses on claims	938.6	(0.5)	(i)(iv)(v	)	938.1
Operating expenses	261.8	(6.7)	(i	)	255.1
Commissions, net	188.4	—			188.4
Interest expense	43.7	3.1			46.8
	1,432.5	(4.1)			1,428.4
Earnings from operations before income taxes	68.3	16.5			84.8
Provision for income taxes	34.6	(1.3)	(viii	)	33.3
Net earnings before non-controlling interests	33.7	17.8			51.5
Non-controlling interests	(28.7)	0.1			(28.6)
Net earnings	5.0	17.9			22.9
Net earnings per share	$0.17	$1.12			$1.29
Net earnings per diluted share	$0.17	$1.05			$1.29

3. Cash, Short Term Investments and Marketable Securities

Cash, short term investments and marketable securities are as follows:

	June 30, 2006	December 31, 2005
Cash and short term investments	321.1	278.8
Cash held in Crum & Forster	21.2	1.7
Marketable securities	164.5	278.5
	506.8	559.0

Marketable securities include corporate bonds and equities, with a fair value at June 30, 2006 of $165.2 (December 31, 2005 - $284.5).

4. Portfolio Investments

At June 30, 2006, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $90.0 of common stocks, as well as a Total Return Swap (“swap”) with a notional value of approximately $550, (constituting together hedges with an aggregate notional value of approximately $1,140) as described in the two following paragraphs. At June 30, 2006, common stocks in the company’s portfolio aggregated $1,905.6, with a market value of $2,066.0.

Simultaneously with short sales of approximately $500 ($500 at December 31, 2005) notional amount of SPDRs and $90.0 ($60.3 at December 31, 2005) of common stocks, the company entered into call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $118.0 ($112.1 at December 31, 2005). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $588.3 ($521.0 at December 31, 2005) of cash and short term securities and $238.4 ($271.9 at December 31, 2005) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $144.2 ($112.3 at December 31, 2005) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.

The company also has a swap with a notional value of approximately $550 ($550 at December 31, 2005). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($110.0 at December 31, 2005). Short term securities have been pledged as collateral for the swap in the amount of $109.2 ($104.1 at December 31, 2005). The fair value of the swap is a liability of $54.8 ($60.5 at December 31, 2005) and is included in securities sold but not yet purchased on the consolidated balance sheet.

The company also has purchased credit default swaps and bond put warrants which are carried at fair value of $186.0 ($142.2 at December 31, 2005) and are classified as bonds on the consolidated balance sheet.

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings as follows:

	Second quarter		First six months
	2006	2005	2006	2005
SPDRs, common stocks and related options	1.2	(11.7)	(25.7)	(5.7)
Swap and related option	61.8	(11.8)	51.1	(2.9)
Credit default swaps	34.5	7.9	25.7	21.5
Put bond warrants and other	(1.9)	1.4	(5.5)	4.8
Gains (losses)	95.6	(14.2)	45.6	17.7

5. Investments

On February 7, 2006, subsidiaries of the company sold the remaining 3.8 million shares of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a pre-tax realized gain of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.

On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence per share), giving Advent a market capitalization of $139.5 (£77.0), and $45.5 (£25.0) through debt. Concurrent with the equity issue, the shares were listed on the Alternative Investment Market of the London Stock Exchange. Fairfax maintained its 46.8% interest in Advent by purchasing its pro rata share of the new equity at a total cost of $34.1 (£18.7).

On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.

6. Capital and Long Term Debt

During the first six months of 2006, the company repurchased for cancellation 67,800 (2005 - nil) subordinate voting shares for a net cost of $7.7 (2005 - nil).

During the second quarter of 2006, the company completed the following transactions with respect to its debt. It purchased $2.2 of its notes due in 2012 and $9.4 of Fairfax Inc.’s exchangeable debentures due in 2009 for cash payments aggregating $11.2. The company repaid $9.1 of its purchase consideration payable for cash payments of $10.7. The company also purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively.

During the second quarter of 2006, the company purchased for cancellation $5.0 of TIG’s 8.597% mandatory redeemable capital securities maturing in 2027 for a cash payment of $4.1. Also during the second quarter, OdysseyRe repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3.

On March 15, 2006, the company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

On May 13, 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.

During the second quarter of 2005, the company repurchased $14.2 of its 7.75% notes due in 2037 and repaid the $27.3 of TIG senior notes which matured, while OdysseyRe repurchased $18.3 principal amount of its convertible senior debentures due in 2022. During the first quarter of 2005, the company repurchased $7.0 of its 7.375% notes due in 2006 and $0.6 of its 6.875% notes due in 2008.

7. Contingencies

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse.

Several lawsuits seeking class action status have been filed against Fairfax and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a preliminary stage. The court has made an order consolidating the various pending lawsuits and granting the single remaining motion for appointment as lead plaintiffs. The company expects that the lead plaintiffs will file a consolidated amended complaint. The Court scheduled the next conference for April 5, 2007 at which point the Court will hear oral argument on defendants’ motions to dismiss the consolidated amended complaint. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit against Fairfax be successful, Fairfax may be subject to an award of significant damages, which could have a material adverse effect on its business, results of operations and financial condition. Fairfax and the named officers and directors intend to vigorously defend against the consolidated lawsuit.

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The ultimate outcome of any litigation is uncertain.

8. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 17 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at June 30, 2006 compared to December 31, 2005. The segmented information has been revised to reflect the impact of the restatement adjustments in note 2.

9. U.S. GAAP Reconciliation

    Restatement of Financial Results

The effects of the restatement of the company’s previously reported consolidated financial statements described in note 2, including the additional US GAAP corrections relating to the company’s US GAAP reconciliation, are reflected below. Under US GAAP, the total after-tax cumulative impact of the restatement through March 31, 2006 is to decrease shareholders’ equity by $363.3, comprised of the decrease in Canadian GAAP shareholders’ equity referred to in note 2 of $235.3, an increase in the cumulative reduction in net earnings under US GAAP of $84.2 and a decrease in accumulated other comprehensive income under US GAAP of $43.8.

The US GAAP corrections affecting the three months ended March 31, 2006 and the six and three months ended June 30, 2005 relate to:

(i)   The accounting treatment for convertible bond securities and other fixed income securities with embedded derivatives which are held as investments. The securities that are subject to the restatement were held as investments by the company and were purchased between 2001 and 2005. These securities were carried at fair value in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” due to their designation as available for sale, with corresponding changes in their fair value recorded as a component of other comprehensive income within shareholders’ equity. The treatment for these investments was restated to correct for the application of FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). Under FAS 133, changes in the fair value attributable to the embedded option in a convertible bond or other security is required to be recognized in income through realized gains or losses rather than unrealized gains and losses, a component of shareholders’ equity, as previously reported by the company. In addition, from the company’s review of its securities with embedded derivatives for the three and nine months ended September 30, 2006 and 2005, management identified an additional error in its previously reported restated results as at and for the year ended December 31, 2005. In the original restatement for FAS 133 described above, management incorrectly calculated the net income and other comprehensive income components for certain instruments sold during the year. The November 2006 restatement had no effect on net earnings for the three and six months ended June 30, 2006 and 2005 and resulted in a correction within shareholders’ equity, increasing accumulated other comprehensive income (excluding currency translation account) and decreasing cumulative reduction in net earnings under US GAAP as of June 30, 2006 and December 31, 2005 by $26.8 respectively. The corrections described above had no cumulative effect on shareholders’ equity as at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.9, increasing net earnings for the six months ended June 30, 2005 by $6.8 and increasing net earnings for the three months ended June 30, 2005 by $9.4. For each such period, there is a corresponding offsetting change in other comprehensive income, such that there is no net change in comprehensive income.

(ii)   Recording a minimum pension liability under US GAAP which previously had been considered immaterial. The corrections resulted in a $12.2 after-tax cumulative decrease in shareholders’ equity as at March 31, 2006, and did not affect other comprehensive income for the three months ended March 31, 2006, the six months ended June 30, 2005 and the three months ended June 30, 2005.

(iii)  The accounting treatment of the commutation of the Swiss Re Cover. In reviewing the accounting for the contemplated commutation of the Swiss Re Cover, the company identified that it had incorrectly calculated the deferred gain, which ultimately impacted the amortization recorded in each period. In addition, the company identified that on the assignment of this cover to nSpire Re, its subsidiary in Ireland, the deferred tax asset recorded for purposes of US GAAP had not been properly adjusted to recognize the differential in statutory income tax rates between Canada and Ireland. The correction of these errors resulted in a $111.3 cumulative decrease in shareholders’ equity at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $2.3, increasing net earnings for the six months ended June 30, 2005 by $5.1, and increasing net earnings for the three months ended June 30, 2005 by $1.6. In addition, the corrections resulted in an increase in the deferred gain of $32.2 and $33.4 as at March 31, 2006 and December 31, 2005 respectively, and a decrease in the deferred tax asset of $79.1 and $80.2 as at March 31, 2006 and December 31, 2005 respectively.

   (iv)  Foreign exchange losses from a hedge contract recorded as goodwill for purposes of Canadian GAAP as described in section (vii) of note 2, which are not considered a hedge for purposes of US GAAP. As a result, these foreign exchange losses have been reclassified from goodwill as a charge to opening retained earnings for US GAAP.

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 21 to the company’s restated consolidated financial statements as at December 31, 2005.

The following shows the net earnings in accordance with US GAAP:

	2006
	Second quarter	First six months
		Note 2
Net earnings, Canadian GAAP	229.2	427.6
Recoveries on retroactive reinsurance	13.4	26.6
Fair value of embedded bond investment derivatives	(9.1)	(1.3)
Other than temporary declines	-	7.9
Other differences	(0.6)	(0.6)
Tax effect	1.1	(7.0)
Net earnings, US GAAP	234.0	453.2
Unrealized net appreciation (depreciation) of investments	(359.0)	(515.2)
Change in currency translation account	42.0	47.8
Other comprehensive income (loss)	(317.0)	(467.4)
Comprehensive income (loss), US GAAP	(83.0)	(14.2)
Net earnings per share, US GAAP	$13.00	$25.16
Net earnings per diluted share, US GAAP	$12.40	$24.01

For the three months ended March 31, 2006

	Previously Reported	Restatement Adjustments	Restated
Net earnings, Canadian GAAP	172.1	26.3	198.4
Recoveries on retroactive reinsurance (iii)	12.0	1.2	13.2
Fair value of embedded bond investment derivatives (i)	—	7.8	7.8
Other than temporary declines	7.9	—	7.9
Tax effect	(6.3)	(1.8)	(8.1)
Net earnings, US GAAP	185.7	33.5	219.2
Unrealized net appreciation (depreciation) of investments	(143.6)	(12.6)	(156.2)
Change in currency translation account	5.8	—	5.8
Other comprehensive income (loss)	(137.8)	(12.6)	(150.4)
Comprehensive income, US GAAP	47.9	20.9	68.8
Net earnings per share, US GAAP	$10.24	$1.88	$12.16
Net earnings per diluted share, US GAAP	$9.82	$1.78	$11.61

For the three months ended June 30, 2005

	Previously Reported	Restatement Adjustments	Restated
Net earnings, Canadian GAAP	5.0	17.9	22.9
Recoveries on retroactive reinsurance (iii)	95.6	2.3	97.9
Fair value of embedded bond investment derivatives (i)	—	14.9	14.9
Other than temporary declines	13.1	—	13.1
Tax effect	(35.2)	(6.2)	(41.4)
Net earnings, US GAAP	78.5	28.9	107.4
Unrealized net appreciation (depreciation) of investments	221.8	(22.3)	199.5
Change in currency translation account	(11.5)	2.6	(8.9)
Other comprehensive income (loss)	210.3	(19.7)	190.6
Comprehensive income, US GAAP	288.8	9.2	298.0
Net earnings per share, US GAAP	$4.74	$1.81	$6.56
Net earnings per diluted share, US GAAP	$4.69	$1.70	$6.29

For the six months ended June 30, 2005

	Previously Reported	Restatement Adjustments	Restated
Net earnings, Canadian GAAP	40.2	29.9	70.1
Recoveries on retroactive reinsurance (iii)	109.9	4.4	114.3
Fair value of embedded bond investment derivatives (i)	—	10.7	10.7
Other than temporary declines	(12.7)	—	(12.7)
Tax effect	(31.2)	(3.2)	(34.4)
Net earnings, US GAAP	106.2	41.8	148.0
Unrealized net appreciation (depreciation) of investments	149.1	(29.1)	120.0
Change in currency translation account	(19.5)	3.6	(15.9)
Other comprehensive income (loss)	129.6	(25.5)	104.1
Comprehensive income, US GAAP	235.8	16.3	252.1
Net earnings per share, US GAAP	$6.31	$2.61	$8.95
Net earnings per diluted share, US GAAP	$6.26	$2.46	$8.64

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30, 2006	December 31, 2005
		Restated
Assets Marketable securities	168.1	287.1
Portfolio investments
Subsidiary cash and short term investments	5,508.1	3,788.9
Bonds	7,198.3	7,766.5
Preferred stocks	17.3	16.6
Common stocks	2,066.0	2,530.7
Strategic investments	262.9	347.8
Investments pledged for securities sold but not yet purchased	1,080.1	1,009.3
Total portfolio investments	16,132.7	15,459.8
Future income taxes	1,021.2	1,051.4
Goodwill	279.7	268.3
All other assets	10,162.3	10,922.9
Total assets	27,764.0	27,989.5
Liabilities Accounts payable and accrued liabilities	1,771.4	1,818.1
Securities sold but not yet purchased	700.2	702.9
Long term debt - holding company borrowings	1,351.8	1,424.7
Long term debt - subsidiary company borrowings	957.1	869.3
All other liabilities	19,604.5	19,852.1
Total liabilities	24,385.0	24,667.1
Mandatorily redeemable shares of TRG	181.3	192.1
Non-controlling interests	869.8	749.8
	1,051.1	941.9
Shareholders’ Equity	2,327.9	2,380.5
	27,764.0	27,989.5

The difference in consolidated shareholders’ equity is as follows:

	June 30, 2006	December 31, 2005
	Restated	Restated
Shareholders’ equity based on Canadian GAAP	3,079.7	2,644.2
Accumulated other comprehensive income (excluding currency translation account)	(239.9)	275.3
Reduction of other paid in capital	(57.9)	(59.4)
Cumulative reduction in net earnings under US GAAP	(454.0)	(479.6)
Shareholders’ equity based on US GAAP	2,327.9	2,380.5

The November 2006 restatement had no net effect on shareholders’ equity but resulted in a correction within shareholders’ equity, increasing accumulated other comprehensive income (excluding currency translation account) and decreasing cumulative reduction in net earnings under US GAAP as at June 30, 2006 and December 31, 2005 by $26.8, respectively. The cumulative reduction in net earnings under US GAAP of $454.0 at June 30, 2006 relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

    Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - in interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the impact of FIN 48 on its results of operations and financial position.

10. Subsequent Events

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re Cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re Cover no longer provided it with a commercial or economic advantage. At the time of commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the accumulated interest thereon. By virtue of the commutation, the approximately $585 of funds withheld in trust under the Swiss Re Cover were paid to Fairfax’s wholly-owned Irish reinsurance subsidiary, nSpire Re Limited. nSpire Re has deployed approximately $450 of those funds to secure or settle the $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Under Canadian GAAP the accounting effect of the commutation, to be recorded in the third quarter of 2006, will be a non-cash pre-tax loss of approximately $415, while the net after-tax effect, given that the commutation loss was realized in a low-tax jurisdiction, will be a loss of approximately $400. The commutation will result in a $1 billion decrease in the balance recoverable from reinsurers and an approximately $585 decrease in funds withheld payable to reinsurers under Canadian GAAP. Under US GAAP, there will be a nominal earnings impact.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as of August 31, 2006)
(in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements and with the notes to the restated management’s discussion and analysis for the year ended December 31, 2005 accompanying the company’s restated 2005 consolidated financial statements.

Restatement of the Consolidated Financial Statements

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended June 30, 2005, the six months ended June 30, 2005 and the three months ended March 31, 2006. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover and the 2006 third quarter review. The reviews identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at the prior time, are reflected in the company’s consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements. Accordingly, where appropriate, the effects of the restatement, including the correction of all errors, are reflected in management’s discussion and analysis.

Second Quarter Results

The company’s insurance and reinsurance operations produced a net underwriting loss of $4.2 in the second quarter of 2006 compared to an underwriting profit of $65.1 in 2005. The consolidated combined ratio for those operations in the second quarter of 2006 was 100.4% compared to 94.1% in 2005, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 112.1%, 99.8% and 95.6% respectively. The 2006 underwriting results and the consolidated and Northbridge combined ratios reflect a $64.5 increase in the second quarter in Commonwealth’s reserves related to the 2005 hurricanes, representing 5.8 points and 25.5 points respectively of the second quarter consolidated combined ratio of 100.4% and Northbridge combined ratio of 112.1%.

Net earnings in the second quarter of 2006 increased to $229.2 ($12.73 per share, $12.14 per diluted share) from $22.9 ($1.29 per share and diluted share) in 2005, primarily due to increases in net realized gains and interest and dividend income, and improved results at the company’s runoff and other segment, partially offset by lower underwriting profit at the company’s insurance and reinsurance operations.

Revenue in the second quarter of 2006 increased to $1,935.6 from $1,513.2 in 2005, principally as a result of increased net realized gains on investments and interest and dividend income. Net premiums written at the company’s insurance and reinsurance operations in the second quarter of 2006 increased to $1,163.1 from $1,085.1 in 2005, representing year-over-year growth in net premiums written of 7.2%. During the second quarter of 2006, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency, increased 0.8%, 37.5% and 0.9% respectively from 2005. The increase at Crum & Forster reflects the acquisition of Fairmont’s operations as well as growth in new business premium. Consolidated net premiums written in the second quarter of 2006 increased by 8.1% to $1,250.4 from $1,157.2 in 2005, while consolidated net premiums earned increased by 3.6% to $1,222.2 from $1,179.6.

Of the $261.5 of consolidated operating expenses in the second quarter of 2006 ($255.1 in 2005), $175.7 ($172.0 in 2005) related to insurance, reinsurance, runoff and other and corporate overhead, while the balance of $85.8 ($83.1 in 2005) related to Cunningham Lindsey operating expenses.

Sources of Net Earnings

The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months and six months ended June 30, 2006 and 2005:

	Second quarter		First six months
	2006	2005	2006	2005
Combined ratios Insurance - Canada (Northbridge)	112.1%	88.3%	101.7%	89.8%
- U.S	99.8%	96.3%	99.1%	96.1%
- Asia (Fairfax Asia)	99.3%	89.7%	97.5%	90.3%
Reinsurance (OdysseyRe)	95.6%	95.6%	95.5%	97.7%
Consolidated	100.4%	94.1%	97.8%	95.6%
Sources of net earnings Underwriting Insurance - Canada (Northbridge)	(30.5)	27.9	(8.5)	47.9
- U.S	0.5	10.6	4.6	21.5
- Asia (Fairfax Asia)	0.1	1.8	0.7	3.3
Reinsurance (OdysseyRe)	25.7	24.8	51.0	23.7
Underwriting profit (loss)	(4.2)	65.1	47.8	96.4
Interest and dividends	143.4	99.7	256.4	182.8
Operating income	139.2	164.8	304.2	279.2
Realized gains	403.8	68.6	675.8	171.2
Runoff and other	10.9	(95.8)	29.5	(142.8)
Claims adjusting (Fairfax portion)	1.5	(1.1)	0.4	2.1
Interest expense	(49.2)	(42.8)	(97.5)	(88.5)
Corporate overhead and other	(3.0)	(8.7)	(17.0)	(18.3)
Pre-tax income	503.2	85.0	895.4	202.9
Taxes	(216.2)	(33.0)	(360.0)	(75.1)
Non-controlling interests	(57.8)	(29.1)	(107.8)	(57.7)
Net earnings	229.2	22.9	427.6	70.1

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three months and six months ended June 30, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended June 30, 2006

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	493.9	341.4	26.7	584.0	1,446.0	130.7	(122.0)	-	1,454.7
Net premiums written	305.6	299.1	15.6	542.8	1,163.1	87.3	-	-	1,250.4
Net premiums earned	253.1	264.8	14.6	584.7	1,117.2	105.0	-	-	1,222.2
Underwriting profit (loss)	(30.5)	0.5	0.1	25.7	(4.2)	-	-	-	(4.2)
Interest and dividends	22.9	29.4	1.9	89.2	143.4	-	-	-	143.4
Operating income before:	(7.6)	29.9	2.0	114.9	139.2	-	-	-	139.2
Realized gains	64.8	78.0	9.7	199.8	352.3	31.0	37.1	14.4	434.8
Runoff and other operating income (loss)	-	-	-	-	-	(20.1)	-	-	(20.1)
Claims adjusting	-	-	-	-	-	-	-	1.5	1.5
Interest expense	-	(8.3)	-	(9.8)	(18.1)	-	-	(31.1)	(49.2)
Corporate overhead and other	(2.3)	(1.5)	(0.9)	(1.4)	(6.1)	-	-	3.1	(3.0)
Pre-tax income (loss)	54.9	98.1	10.8	303.5	467.3	10.9	37.1	(12.1)	503.2
Taxes									(216.2)
Non-controlling interests									(57.8)
Net earnings									229.2

Quarter ended June 30, 2005

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	430.7	315.4	21.9	601.7	1,369.7	72.6	(88.6)	—	1,353.7
Net premiums written	276.9	255.9	14.9	537.4	1,085.1	72.1	—	—	1,157.2
Net premiums earned	239.6	282.8	17.4	568.1	1,107.9	71.7	—	—	1,179.6
Underwriting profit	27.9	10.6	1.8	24.8	65.1	—	—	—	65.1
Interest and dividends	19.0	35.1	2.0	43.6	99.7	—	—	—	99.7
Operating income before:	46.9	45.7	3.8	68.4	164.8	—	—	—	164.8
Realized gains (losses)	32.5	59.4	0.2	(0.7)	91.4	49.9	(26.9)	4.1	118.5
Runoff and other operating income (loss)	—	—	—	—	—	(145.7)	—	—	(145.7)
Claims adjusting	—	—	—	—	—	—	—	(1.1)	(1.1)
Interest expense	—	(8.2)	—	(7.5)	(15.7)	—	—	(27.1)	(42.8)
Corporate overhead and other	(1.5)	(1.9)	(0.8)	(5.9)	(10.1)	—	—	1.4	(8.7)
Pre-tax income (loss)	77.9	95.0	3.2	54.3	230.4	(95.8)	(26.9)	(22.7)	85.0
Taxes									(33.0)
Non-controlling interests									(29.1)
Net earnings									22.9

Six months ended June 30, 2006

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	857.9	688.6	46.8	1,150.8	2,744.1	257.0	(230.6)	-	2,770.5
Net premiums written	529.6	594.4	27.9	1,052.8	2,204.7	177.3	-	-	2,382.0
Net premiums earned	505.0	511.5	27.8	1,139.0	2,183.3	224.6	-	-	2,407.9
Underwriting profit (loss)	(8.5)	4.6	0.7	51.0	47.8	-	-	-	47.8
Interest and dividends	43.9	59.6	3.8	149.1	256.4	-	-	-	256.4
Operating income before:	35.4	64.2	4.5	200.1	304.2	-	-	-	304.2
Realized gains	102.9	240.0	12.1	340.0	695.0	48.6	(47.2)	28.0	724.4
Runoff and other operating income (loss)	-	-	-	-	-	(19.1)	-	-	(19.1)
Claims adjusting	-	-	-	-	-	-	-	0.4	0.4
Interest expense	-	(16.5)	-	(18.5)	(35.0)	-	-	(62.5)	(97.5)
Corporate overhead and other	(4.1)	(4.2)	(1.4)	(7.4)	(17.1)	-	0.2	(0.1)	(17.0)
Pre-tax income (loss)	134.2	283.5	15.2	514.2	947.1	29.5	(47.0)	(34.2)	895.4
Taxes									(360.0)
Non-controlling interests									(107.8)
Net earnings									427.6

Six months ended June 30, 2005

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	763.1	651.8	39.5	1,275.2	2,729.6	152.6	(181.8)	—	2,700.4
Net premiums written	480.3	532.2	24.2	1,147.0	2,183.7	135.2	—	—	2,318.9
Net premiums earned	471.3	551.0	34.4	1,132.3	2,189.0	133.6	—	—	2,322.6
Underwriting profit	47.9	21.5	3.3	23.7	96.4	—	—	—	96.4
Interest and dividends	33.1	62.3	2.6	84.8	182.8	—	—	—	182.8
Operating income before:	81.0	83.8	5.9	108.5	279.2	—	—	—	279.2
Realized gains (losses)	68.5	93.7	1.1	41.6	204.9	85.6	(35.3)	1.6	256.8
Runoff and other operating income (loss)	—	—	—	—	—	(228.4)	—	—	(228.4)
Claims adjusting	—	—	—	—	—	—	—	2.1	2.1
Interest expense	—	(16.4)	—	(13.9)	(30.3)	—	—	(58.2)	(88.5)
Corporate overhead and other	(3.6)	(3.2)	(1.3)	(13.9)	(22.0)	—	—	3.7	(18.3)
Pre-tax income (loss)	145.9	157.9	5.7	122.3	431.8	(142.8)	(35.3)	(50.8)	202.9
Taxes									(75.1)
Non-controlling interests									(57.7)
Net earnings									70.1

      Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three months and six months ended June 30, 2006 and 2005.

                 Canadian Insurance - Northbridge

	Second quarter		First six months
	2006	2005	2006	2005
Underwriting profit (loss)	(30.5)	27.9	(8.5)	47.9
Combined ratio	112.1%	88.3%	101.7%	89.8%
Gross premiums written	493.9	430.7	857.9	763.1
Net premiums written	305.6	276.9	529.6	480.3
Net premiums earned	253.1	239.6	505.0	471.3
Underwriting profit (loss)	(30.5)	27.9	(8.5)	47.9
Interest and dividends	22.9	19.0	43.9	33.1
Operating income (loss)	(7.6)	46.9	35.4	81.0
Realized gains	64.8	32.5	102.9	68.5
Pre-tax income before interest and other	57.2	79.4	138.3	149.5

Northbridge’s underwriting results in the second quarter of 2006 - an underwriting loss of $30.5 and a combined ratio of 112.1% (compared to an underwriting profit of $27.9 and a combined ratio of 88.3% in 2005) - include the impact of $64.5 of new claims and development of existing claims related to the 2005 hurricanes, representing 25.5 points of the second quarter combined ratio of 112.1%. The second quarter underwriting loss was offset by increased investment income and realized gains compared to the prior year, which produced second quarter income before taxes, interest and other of $57.2, a decrease of 28.0% from 2005. Gross premiums written and net premiums written during the second quarter of 2006 increased in Canadian dollar terms compared to 2005 by 4.7% and 0.8% respectively. Northbridge’s cash flow from operations for the second quarter of 2006 increased to $133.7 from $119.6 in 2005, primarily due to the growth in unearned premiums and the reduction in claims recoverable from reinsurers.

For more information on Northbridge’s results, please see its second quarter report posted on its website at www.norfin.com.

                 U.S. Insurance

Quarter and six months ended June 30, 2006

	Second quarter	First six months
	Crum & Forster(1)(2)	Crum & Forster(1)(2)
Underwriting profit	0.5	4.6
Combined ratio	99.8%	99.1%
Gross premiums written	341.4	688.6
Net premiums written	299.1	594.4
Net premiums earned	264.8	511.5
Underwriting profit	0.5	4.6
Interest and dividends	29.4	59.6
Operating income	29.9	64.2
Realized gains	78.0	240.0
Pre-tax income before interest and other	107.9	304.2

Quarter ended June 30, 2005

	Crum & Forster(1)	Fairmont(2)	Total
Underwriting profit	9.2	1.4	10.6
Combined ratio	96.2%	96.6%	96.3%
Gross premiums written	264.1	51.3	315.4
Net premiums written	217.6	38.3	255.9
Net premiums earned	241.9	40.9	282.8
Underwriting profit	9.2	1.4	10.6
Interest and dividends	32.7	2.4	35.1
Operating income	41.9	3.8	45.7
Realized gains	56.2	3.2	59.4
Pre-tax income before interest and other	98.1	7.0	105.1

Six months ended June 30, 2005

	Crum & Forster(1)	Fairmont(2)	Total
Underwriting profit	19.6	1.9	21.5
Combined ratio	95.9%	97.5%	96.1%
Gross premiums written	552.5	99.3	651.8
Net premiums written	457.0	75.2	532.2
Net premiums earned	473.5	77.5	551.0
Underwriting profit	19.6	1.9	21.5
Interest and dividends	57.5	4.8	62.3
Operating income	77.1	6.7	83.8
Realized gains	84.6	9.1	93.7
Pre-tax income before interest and other	161.7	15.8	177.5
__________

(1) These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

(2)  Beginning January 1, 2006, Fairmont’s business is being carried on as the Fairmont Specialty division of Crum & Forster.

Crum & Forster’s combined ratio increased in the second quarter of 2006 to 99.8% from 96.2% in 2005, due in part to a higher loss ratio reflecting the impact of premium rates that continue to be under competitive pressure in the United States, even in the face of inflationary loss cost increases. The general expense ratio also rose due to higher legal expenses and with the addition of substantially all of Fairmont’s operating expenses but with only net premiums earned from the Fairmont business written in 2006. Crum & Forster’s net premiums written for the second quarter of 2006 increased by 37.5% over 2005. Excluding the Fairmont business, net premiums written increased by 19.2%, primarily due to an overall higher renewal retention rate and reduced reinsurance cessions attributable to the company’s increased retention on its property per risk treaty. Cash outflow from operations for the second quarter of 2006 was $25.8 compared to $29.1 in 2005, with the modest year-over-year improvement due primarily to higher premium collections which were largely offset by higher net paid losses, partially related to catastrophe events, and increased income tax sharing payments, principally attributable to higher net realized investment gains. For more information on Crum & Forster’s results, please see its second quarter report on Form 10-Q posted on its website at  www.cfins.com.

 Fairfax Asia

	Second quarter		First six months
	2006	2005	2006	2005
Underwriting profit	0.1	1.8	0.7	3.3
Combined ratio	99.3%	89.7%	97.5%	90.3%
Gross premiums written	26.7	21.9	46.8	39.5
Net premiums written	15.6	14.9	27.9	24.2
Net premiums earned	14.6	17.4	27.8	34.4
Underwriting profit	0.1	1.8	0.7	3.3
Interest and dividends	1.9	2.0	3.8	2.6
Operating income	2.0	3.8	4.5	5.9
Realized gains	9.7	0.2	12.1	1.1
Pre-tax income before interest and other	11.7	4.0	16.6	7.0

Fairfax Asia’s combined ratio of 99.3% in the second quarter of 2006 (89.7% in 2005) reflects second quarter underwriting profit of $2.8 from First Capital offset by Falcon’s underwriting loss of $2.7, which includes reserve strengthening of $2.0 primarily related to its construction industry employer compensation line of business. During the second quarter, Fairfax Asia maintained its 26.0% interest in ICICI Lombard through participation in a rights offering, acquiring 13.0 million shares of ICICI Lombard for consideration of $11.4.

 Reinsurance - OdysseyRe

	Second quarter(1)		First six months(1)
	2006	2005	2006	2005
Underwriting profit	25.7	24.8	51.0	23.7
Combined ratio	95.6%	95.6%	95.5%	97.9%
Gross premiums written	584.0	601.7	1,150.8	1,275.2
Net premiums written	542.8	537.4	1,052.8	1,147.0
Net premiums earned	584.7	568.1	1,139.0	1,132.3
Underwriting profit	25.7	24.8	51.0	23.7
Interest and dividends	89.2	43.6	149.1	84.8
Operating income	114.9	68.4	200.1	108.5
Realized gains (losses)	199.8	(0.7)	340.0	41.6
Pre-tax income before interest and other	314.7	67.7	540.1	150.1
__________

(1) These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

OdysseyRe’s gross premiums written decreased 2.9% in the second quarter of 2006 relative to the second quarter of 2005. This reflects a 0.2% decline in its worldwide reinsurance business and a 9.8% decline across its specialty insurance business, as ceding companies continue the trend to retain greater proportions of written premium and OdysseyRe continues to emphasize underwriting discipline as certain segments of the market become more competitive. This modest second quarter decline compares to a decrease of 10.3% in total gross premiums written for the six months ended June 30, 2006 relative to the same period in 2005. In contrast to the decline in gross premiums written, net premiums written increased modestly by 1.0% in the second quarter of 2006 over the second quarter of 2005 as OdysseyRe increased retentions across various segments of its business.

During the second quarter of 2006, OdysseyRe’s combined ratio was 95.6%, which included $37.8 of adverse loss development (net of the effect of reinstatement premiums and aggregate stop loss contracts) representing 6.5 points of its combined ratio. Adverse loss development during the second quarter of 2006, net of reinstatement premiums, primarily reflects $24.1 from development of prior period catastrophe losses (namely Hurricanes Katrina, Rita and Wilma) and $22.5 in net adverse development relating to casualty business, primarily for years 2001 and prior. The 95.6% combined ratio during the second quarter of 2006 was unchanged from the combined ratio during the second quarter of 2005, which reflected adverse loss development (net of the effect of reinstatement premiums and aggregate stop loss contracts) of $35.2 (including $1.6 from the 2004 Florida hurricanes and other property catastrophe losses), representing a total of 6.2 combined ratio points.

Interest and dividends increased 104.6% in the second quarter of 2006 over the second quarter of 2005, continuing to benefit from higher investment asset balances and higher short term interest rates against an increased proportion of cash and short term investments, which reflects a reduction in equities during 2006. Pre-tax income during the second quarter of 2006 reflects continued strong investment performance through both higher investment income and $199.8 of net realized investment gains. For more information on OdysseyRe’s results, please see its second quarter report on Form 10-Q posted on its website at www.odysseyre.com.

   Runoff and Other

Quarter ended June 30, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	46.3	(0.1)	84.5	130.7
Net premiums written	3.3	0.1	83.9	87.3
Net premiums earned	22.3	0.1	82.6	105.0
Losses on claims	(36.3)	(15.2)	(56.2)	(107.7)
Operating expenses	(8.0)	(13.7)	(23.8)	(45.5)
Interest and dividends	20.9	0.6	6.6	28.1
Operating income (loss)	(1.1)	(28.2)	9.2	(20.1)
Realized gains	14.5	15.4	1.1	31.0
Pre-tax income (loss) before interest and other	13.4	(12.8)	10.3	10.9

Quarter ended June 30, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	0.1	(0.1)	72.6	72.6
Net premiums written	(0.6)	—	72.7	72.1
Net premiums earned	(10.8)	19.8	62.7	71.7
Losses on claims (excluding loss on reinsurance commutation)	(18.1)	(26.8)	(42.1)	(87.0)
Operating expenses	(1.5)	(20.8)	(17.9)	(40.2)
Interest and dividends	12.4	(4.3)	4.8	12.9
Operating income (loss)	(18.0)	(32.1)	7.5	(42.6)
Realized gains	20.2	20.3	9.4	49.9
	2.2	(11.8)	16.9	7.3
Loss on reinsurance commutation	(103.1)	—	—	(103.1)
Pre-tax income (loss) before interest and other	(100.9)	(11.8)	16.9	(95.8)

Six months ended June 30, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	96.7	(1.8)	162.1	257.0
Net premiums written	17.1	(1.4)	161.6	177.3
Net premiums earned	66.4	(1.2)	159.4	224.6
Losses on claims	(74.3)	(16.3)	(105.4)	(196.0)
Operating expenses	(20.5)	(27.4)	(47.7)	(95.6)
Interest and dividends	37.9	(0.4)	10.4	47.9
Operating income (loss)	9.5	(45.3)	16.7	(19.1)
Realized gains	16.2	16.4	16.0	48.6
Pre-tax income (loss) before interest and other	25.7	(28.9)	32.7	29.5

Six months ended June 30, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	3.6	8.4	140.6	152.6
Net premiums written	(14.0)	8.5	140.7	135.2
Net premiums earned	(21.0)	20.5	134.1	133.6
Losses on claims (excluding loss on reinsurance commutation)	(45.4)	(64.3)	(92.8)	(202.5)
Operating expenses	(6.7)	(34.8)	(35.6)	(77.1)
Interest and dividends	21.2	(7.8)	7.3	20.7
Operating income (loss)	(51.9)	(86.4)	13.0	(125.3)
Realized gains	34.3	40.7	10.6	85.6
	(17.6)	(45.7)	23.6	(39.7)
Loss on reinsurance commutation	(103.1)	—	—	(103.1)
Pre-tax income (loss) before interest and other	(120.7)	(45.7)	23.6	(142.8)

The runoff and other pre-tax income of $10.9 for the quarter ended June 30, 2006 is the result of net realized gains of $31.0 partially offset by an operating loss of $20.1.

The operating result for U.S. runoff reflects the incremental investment income on increased investment assets and reduced funds withheld interest expense resulting from the 2005 commutations as well as a current period increase in net premiums earned attributable to the Fairmont entities recently placed into runoff. As discussed in Fairfax’s restated 2005 management’s discussion and analysis (“restated 2005 MD&A”), during the first quarter of 2006 U.S. runoff closed the commutation with Ridge Re, receiving cash proceeds of $373.3. Results for the second quarter and six months ended June 30, 2005 include a $103.1 operating loss on a commutation, also discussed in Fairfax’s restated 2005 consolidated financial statements and restated 2005 MD&A.

The operating result for European runoff reflects less significant adverse loss development during the quarter within the claims portfolios and a reduction in operating expenses compared to the second quarter of 2005.

Group Re’s combined ratio for the second quarter of 2006 was 96.9% compared to 95.7% for the same period in 2005. This movement, together with an increase in premium volume and a reduction in net realized gains, resulted in a reduction in its second quarter pre-tax income to $10.3 from $16.9 in 2005.

      Other Elements of Net Earnings

Consolidated interest and dividend income in the second quarter of 2006 increased by 48.0% to $190.6 from $128.8 in 2005 (interest and dividend income earned by the insurance and reinsurance operations in the second quarter of 2006 increased to $143.4 from $99.7 in 2005) primarily due to higher short term interest rates and an increase in investment portfolios of $2.0 billion from June 30, 2005.

Consolidated net realized gains on investments for the second quarter of 2006 increased to $434.8 from $117.9 in 2005 principally as a result of $301.2 of net gains on the disposition of equities (derived in large part from the sale of Asian equities) and $59.3 of net gains on the sale of bonds. Included in net realized gains were $95.6 of net gains related to mark-to-market valuation adjustments as referred to in note 4 to the consolidated financial statements, and other net losses of $21.3 which consists primarily of realized losses from derivatives offset by foreign exchange gains.

Consolidated interest expense increased to $52.8 for the second quarter of 2006 from $46.8 in 2005, reflecting interest expense on the additional debt issued by OdysseyRe in the second quarter of 2005 and in the first quarter of 2006, and income recorded in the second quarter of 2005 related to the release of deferred swap gains on the buyback of debt during that quarter. The interest expense is comprised of the following:

	Second quarter		First six months
	2006	2005	2006	2005
Fairfax	31.1	27.1	62.5	58.2
Crum & Forster	8.3	8.2	16.5	16.4
OdysseyRe	9.8	7.5	18.5	13.9
Cunningham Lindsey	3.6	4.0	7.5	8.0
	52.8	46.8	105.0	96.5

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest and dividend income earned on Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	Second quarter		First six months
	2006	2005	2006	2005
Fairfax corporate overhead	10.2	5.1	22.9	12.9
Investment management and administration fees	(14.6)	(8.0)	(25.7)	(19.0)
Corporate overhead of subsidiary holding companies	6.1	10.1	17.1	22.0
Internet and technology expenses	1.3	1.5	2.7	2.4
	3.0	8.7	17.0	18.3

Fairfax’s corporate overhead in the second quarter of 2006 increased from the prior year primarily due to costs related to the ongoing SEC investigation. Investment management and administration fees in the quarter increased due to higher performance fees for investment management. Corporate overhead of subsidiary holding companies during the second quarter of 2005 included higher professional fees, including for reviews pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and personnel retirement costs.

The company recorded income tax expense of $212.6 in its consolidated statement of earnings for the second quarter of 2006 at an effective tax rate of 42.5%. The effective tax rate in the second quarter of 2006 differs from the expected statutory rate principally due to the recording of valuation allowance adjustments of $45.7 in the United Kingdom resulting from changes in local taxation law.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Second quarter		First six months
	2006	2005	2006	2005
Northbridge	14.4	22.6	35.8	41.4
OdysseyRe	43.4	6.4	72.0	16.2
Cunningham Lindsey	0.4	(0.4)	0.1	0.7
	58.2	28.6	107.9	58.3

Financial Condition

Cash, short term investments and marketable securities held at the holding company was $506.8 at June 30, 2006 compared to $559.0 at year-end, primarily reflecting sources and uses of cash during the first six months that included the repayment of $60.6 of matured senior notes, repayments or repurchases for cancellation of outstanding debt of $29.3, advances totalling $122.3 to nSpire Re to fund European runoff claims payments and other cash requirements, $111.0 of dividends from subsidiaries including $90.0 from Crum & Forster, and net tax sharing payments from the U.S. consolidated tax group totalling $119.5.

Subsidiary cash and short term investments at June 30, 2006 increased by $1,823.5 to $6,349.8 from $4,526.3 at year-end. Consolidated cash resources during the second quarter increased by $1,132.5 compared to an increase during the second quarter of 2005 of $282.4.

Cash flow from operations for the second quarter of 2006 reflects cash usage of $25.8 for Crum & Forster (cash usage of $29.1 in 2005), cash provided of $55.2 for OdysseyRe (cash provided of $113.9 in 2005) and cash provided of $133.7 for Northbridge (cash provided of $119.6 in 2005). Decreased cash flows at OdysseyRe reflect increased paid losses related to catastrophe losses offset by the receipt of $78.0 from nSpire Re and the receipt of current tax recoverable balances. Increased cash flows at Northbridge were primarily due to the growth in unearned premiums and the reduction in balances recoverable from reinsurers.

Accounts receivable and other at June 30, 2006 declined by $325.9 from year-end, primarily as a result of U.S. runoff’s collection during the first quarter of $373.3 of cash proceeds on the commutation with Ridge Re (as discussed in Fairfax’s restated 2005 MD&A.

Reinsurance recoverables decreased to $7,158.9 at June 30, 2006 from $7,655.7 at December 31, 2005 primarily as a result of collections from reinsurers of paid losses on ceded hurricane claims. Similarly, the decline of $214.3 in the consolidated provision for claims relates primarily to payments of hurricane claims during the quarter.

Portfolio investments at carrying value (net of the liability representing securities sold but not yet purchased) increased by $1,471.5 to $15,781.9 from $14,310.4 at year-end. During the quarter, net realized gains on investments totalled $434.8 inclusive of a $95.6 mark-to-market gain recorded on derivative positions. At June 30, 2006 the pre-tax net unrealized loss on portfolio investments was $224.3 compared to a pre-tax net unrealized gain of $558.4 at year-end. The pre-tax net unrealized loss on bond portfolios widened to $490.2 from $89.0 at year-end while the pre-tax net unrealized gain on equities (including Hub and Advent at June 30, 2006 and Hub, Advent and Zenith National at year-end) and other decreased to $265.9 from $647.4.

The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $255.0 to $150.7 in the first half of 2006 as a result of profitable operations of that group. The future income tax asset declined by $316.7 to $802.1 during the first six months of 2006.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	June 30, 2006	December 31, 2005
Cash, short term investments and marketable securities	506.8	559.0
Holding company debt	1,293.9	1,365.3
Subsidiary debt	1,031.1	933.2
Purchase consideration payable	181.3	192.1
Trust preferred securities of subsidiaries	47.4	52.4
Total debt	2,553.7	2,543.0
Net debt	2,046.9	1,984.0
Common shareholders’ equity	2,943.1	2,507.6
Preferred shares	136.6	136.6
Non-controlling interests	869.8	751.4
Total equity and non-controlling interests	3,949.5	3,395.6
Net debt/net total capital	34.1%	36.9%
Total debt/total capital	39.3%	42.8%
Interest coverage	9.5x	N/A

At June 30, 2006, Fairfax had $506.8 of cash, short term investments and marketable securities at the holding company level. Total holding company indebtedness declined by $71.4 to $1,293.9 from $1,365.3 at year-end, reflecting the repayment of $60.6 of matured senior notes and the $15.2 cost of repurchasing outstanding debt for cancellation. Subsidiary debt increased by $97.9 to $1,031.1 from $933.2 at year-end, largely due to the issuance of $100.0 of senior unsecured notes by OdysseyRe partially offset by the repurchase of $16.9 of its convertible senior debentures due 2022. Purchase consideration payable and trust preferred securities decreased as a result of repayments of $9.1 and repurchases of $5.0 respectively during the second quarter. At June 30, 2006 the company’s consolidated net debt/net total capital ratio improved to 34.1% from 36.9% at year-end, and the consolidated total debt/total capital ratio improved to 39.3% from 42.8% at year-end.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations over the next twelve months. In addition, the holding company expects to continue to receive management fees, interest and dividends on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries (with a reduction in full year 2006 tax sharing payments as a result of the 2005 third quarter hurricanes and the company’s deconsolidation in August 2006 of OdysseyRe from its U.S. consolidated tax group). For the second half of 2006, the holding company’s obligations consist of interest, dividends, TRG purchase consideration payments, overhead expenses, and advances to nSpire Re during the third quarter prior to receipt of the cash proceeds of the commutation of the Swiss Re Cover. The receipt by nSpire Re of the cash proceeds of the commutation of the Swiss Re Cover on August 3, 2006 eliminated the requirement for further funding in 2006 subsequent to that date pursuant to the company’s obligation to fund negative cash flow at its European runoff operations (for the full 2006 year, this funding had previously been anticipated to range between $150 and $200, plus $78 required by nSpire Re related to a substitution of cash funding for letters of credit as discussed in the company’s restated 2005 MD&A, prior to any management actions which would improve that cash flow). As noted above, cash advanced to nSpire Re to fund European runoff and other requirements during the first six months of 2006 totalled $122.3.

Primarily as a result of an increase in retained earnings during the first half of 2006, shareholders’ equity at June 30, 2006 increased by $435.5 or 16.5% to $3,079.7 from $2,644.2 at year-end. Common shareholders’ equity at June 30, 2006 was $2,885.2 or $162.66 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in the 2003 third quarter). The company repurchased 67,800 shares during the first half of 2006. At June 30, 2006 there were 17,738,126 shares effectively outstanding.

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to in the company’s restated 2005 MD&A. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)   Several lawsuits seeking class action status have been filed against Fairfax and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a preliminary stage. The Court has made an order consolidating the various pending lawsuits and granting the single remaining motion for appointment as lead plaintiffs. The company expects that the lead plaintiffs will file a consolidated amended complaint. The Court scheduled the next conference for April 5, 2007 at which point the Court will hear oral argument on defendants’ motions to dismiss the consolidated amended complaint. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit against Fairfax be successful, Fairfax may be subject to an award of significant damages, which could have a material adverse effect on its business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax and the named officers and directors intend to vigorously defend against the consolidated lawsuit.

  (b)  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The ultimate outcome of any litigation is uncertain.

Comparative Quarterly Data (unaudited)

	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Revenue	1,935.6	1,714.5	1,359.7	1,547.5	1,513.2	1,480.1	1,448.3	1,453.1
Net earnings (loss)	229.2	198.4	(308.1)	(208.6)	22.9	47.2	(35.5)	(4.7)
Net earnings (loss) per share	$12.73	$10.99	$(17.51)	$(13.19)	$1.29	$2.80	$(2.74)	$(0.52)
Net earnings (loss) per diluted share	$12.14	$10.51	$(17.51)	$(13.19)	$1.29	$2.74	$(2.74)	$(0.52)

Prior to giving effect to the hurricanes in the third and fourth quarters of 2005 and the third quarter of 2004, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004. In addition to loss and LAE reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on portfolio investments, the timing of which is not predictable.